______________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

______________________________________

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of April 2002

Song Networks Holding AB

(Translation of registrant's name into English)

Svärdvägen 19,

SE-182 15 Danderyd, Sweden

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F...√..... Form 40-F........

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes.......No...√....

Exhibits

  Pressrelease, dated April 3, 2002
  Pressrelease, dated April 9, 2002
  Pressrelease, dated April 17, 2002
  Pressrelease, dated April 17, 2002

Press Release

Stockholm April 3, 2002

Bilia chooses Song Networks

Song Networks AB, a Swedish subsidiary of Song Networks Holding AB (NASDAQ: SONW, Stockholm Stock Exchange: SONW) has signed an agreement with Bilia Personbilar Region Väst AB. The order, initially worth SEK 5 million and running for two years, means that Song Networks will become a total supplier of directly connected telephony. Song Networks will supply telephony to all ten of Bilia's offices in Western Sweden.

"Crucial to us in our choice of supplier was a complete offering and professional customer service at the right price. For this reason, Song Networks was an obvious choice for us," says Lidijana Cunevski, Controller at Bilia Personbilar Region Väst AB.

For Bilia, which used to have a divided infrastructure, getting a total solution for all its communication as well as better capacity means major savings.

"The fact that Bilia has chosen Song Networks as total supplier is a good testimonial to the performance and cost-effectiveness of our services. We are proud that Bilia considered that we were the supplier that could best service their needs," says Mats Almgren, Director of Sales and Marketing at Song Networks.

The solution will be supplied in consultation with the switchboard supplier Tele Danmark InterNordia.

For further information, please contact:
Song Networks AB Mats Almgren , Sales Director Phone: +46 8 5631 0240 Mobile: +46 8 701 810 240 mats.almgren@songnetworks.net	Song Networks Holding AB Jenny Moquist, Investor Relation Manager Phone: +46 8 5631 0219 Mobile: +46 8 701 810 219 jenny.moquist@songnetworks.net
Bilia Personbilar Region Väst AB Lidijana Cunevski, Controller Phone: +46 31 89 61 30 lidjiana.cunesvski@bilia.se

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides comprehensive solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

About Bilia. Bilia operates within three principal product areas: Cars, Trucks and Construction equipment. The company sells products from Volvo, Renault and Ford as well as offering its customers service, repairs and additional services to create worry-free car ownership. Bilia is established on the Nordic market and within certain selected markets in the rest of Europe. The business operates in big city regions and regions with a lot of vehicles. Bilia has around 5,400 employees, and in 2001 had a net turnover of approximately SEK 17,712 million. Since 1984, the company has been included among the listed shares of the Stockholm Stock Exchange (BILI-A). For more information please see: http://www.bilia.se

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm April 9, 2002

Song Networks selected Help Desk of the Year 2002

Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) announces today that the Customer Care of Song Networks in Finland has been chosen Help Desk of the Year 2002. Help Desk Institute Nordic Oy awards the prize annually. In the evaluation of Customer Care of Song Networks, the following strengths were mentioned: clear strategy, customer-driven targets and their internal implementation; process excellence; management by values and excellent customer results.

The aim of the evaluation is to each year find a model customer support unit and thereby draws attention to the quality of customer service. Help Desk Institute Nordic has since 1996 made the evaluation in Finland.

"Song has mastered the fast growth and merger of two companies. Their Customer Care has received public acknowledgement in trade press", says Aale Roos, CEO, Help Desk Institute Nordic and continues: "The involvement of the employees to develop the processes and create innovative solutions contributed to the selection." The strengths of Song Networks were a clear strategy, customer-driven targets and their internal implementation, process excellence, management by values and excellent customer results.

"We are extremely satisfied to achieve this status", says Erika Venermo, Director of Customer Care at Song Networks Oy and continues: "However, the most important is to continue catering to our customers' needs each and every day."

"Customer focus is the most important of our competitive advantages. It is particularly delightful to have the quality of our Customer Care highly esteemed", says Olli Nuuttila, Managing Director of Song Networks Oy.

The selection is based on evaluation of management, strategy and operational principles, human resources, partnerships and resources, processes, customer results, personnel results, societal results and central performance results. The auditing applied the rigorous assessment framework of the Quality Award.

Help Desk of the Year was now selected for the seventh time. Previously the award has been given to WM-Data (2001), ICL Data (2000), the Bank of Finland (1999), Sampo (1998), Postipankki (1997) and Amadeus Finland (1996).

For further information, please contact:
Song Networks Oy Erika Venermo, Director, Customer Care Phone +358 30 994 2374 Mobile +358 44 994 2374 erika.venermo@songnetworks.fi	Help Desk Institute Nordic Oy Aale Roos, CEO Phone +358 9 347 8280 Mobile +358 50 5544 733
Song Networks Holding AB Jenny Moquist, Investor Relation Manager Phone +46 8 5631 0219 Mobile +46 701 810 219 jenny.moquist@songnetworks.net

About Song Networks, the former Tele1 Europe, (NASDAQ: SONW, Stockholmsbörsen: SONW) Song Networks is a rapidly expanding data and telecommunications operator with activities in Sweden, Denmark, Finland and Norway. The Company provides comprehensive solutions for data, internet, hosting and voice, to businesses in the Nordic region. Song Networks is currently the only pan Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region. The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit. The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 34 offices located in the Nordic region. For further information, please visit our website at www.songnetworks.net

About Help Desk Institute
Help Desk Institute's mission is to lead IT support center professionals worldwide by setting standards, establishing certification and training programs, and providing access to industry resources. HDI provides targeted information about the technologies, tools, and trends of the help desk and customer support industry. HDI sponsors its annual Conference and Expo, as well as the annual i-Support Symposium and Expo. HDI also offers regional training, and publishes a wide range of training publications and research materials. Membership exceeds 7,500 with members from every continent worldwide. To become a member, or to obtain further information on the benefits of becoming a member, please visit the HDI Web site at www.thinkhdi.com

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Press release

Stockholm 17April, 2002

Song Networks signs agreement with IT consultancy, Prevas AB

Song Networks AB, the Swedish subsidiary of Song Networks Holding AB, (NASDAQ: SONW, Stockholm Stock Exchange: SONW), has signed an agreement with the IT consultancy company, Prevas AB (Stockholm Stock Exchange: PREV), for the supply of Internet services and data communication. The agreement runs for 3 years and is worth SEK 2.5 million in total.

"Following a careful assessment of a number of different suppliers, our choice fell to Song Networks. They had a technical solution which met our requirements very well, a highly customer-orientated attitude, and a competitive price," says Olof Stålnacke, Director of Finance at Prevas AB and who oversaw the purchase.

Apart from Internet access, the agreement also covers a solution for secure connection of the local networks in Prevas' offices in Sweden and Denmark to a single network, a so-called Wide Area Network (WAN).

"We have offices in eight locations in Sweden, plus one in Copenhagen, and our need for network capacity to transfer and exchange data between offices and with our customers is continually increasing, as are our security requirements. In choosing Song Networks, with its own backbone fiber and access network in the Nordic region, we have found a good total solution for our data communication," says Stålnacke.

For Song Networks, the agreement with Prevas confirms that the company's products and services possess the quality demanded by the market.

"Our own backbone fiber and access network in the Nordic region gives us a lot of competitive advantages, in that we can supply communication solutions with high levels of capacity, availability, and security. This is especially confirmed by the agreement with Prevas, one of Sweden's leading IT consultancies," says Mats Almgren, Sales and Marketing Director of Song Networks AB.

For more information, please contact:

Song Networks AB Song Networks Holding AB

Mats Almgren, Sales and Marketing Director Jenny Moquist, Investor Relations Manager

Tel: +46 8 5631 02 40 Tel: +46 8 5631 02 19

Mobile: +46 701 810 240 Mobile: +46 701 810 219

E-mail: mats.almgren@songnetworks.se E-mail: jenny.moquist@songnetworks.net

Prevas A

Olof Stålnacke, Director of Finance

Tel: +46 8 726 40 62

E-mail: olof.stalnacke@prevas.se

About Song Networks, formerly Tele1 Europe is one of the leading data and telecommunications operators in the Nordic region. The Company provides solutions for data, internet, hosting and voice, to businesses in Sweden, Denmark, Finland and Norway. Song Networks is currently the only pan-Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region.

The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit.

The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are 34 offices located in the Nordic region.

Please visit us at www.songnetworks.net

About Prevas AB

Prevas is a project-orientated IT consultancy offering technical IT solutions in the fields of bioinformatics, industry and telecom. The company started up in 1985 and has around 240 employees. Prevas' offices in Sweden are in Gävle, Gothenburg, Karlstad, Linköping, Lund, Stockholm, Uppsala and Västerås. In Denmark, the first overseas office has been established in Copenhagen. Consulting makes up 85 percent of the activity, with the other 15 percent of the turnover comprising product sales and customer support services. Prevas has a strong client base, both in traditional export industry and a great many growth companies. This client base is stable, with a high repurchase rate. The quotation uptake averages around 90 percent. Prevas AB numbers among the Stockholm Stock Exchange's unlisted shares. For further information, see: www.prevas.se.

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

Stockholm April 17, 2002

Report from the Annual General Meeting of Song Networks Holding AB on 17 April 2002

At the Annual General Meeting of Song Networks Holding AB (NASDAQ: SONW, Stockholmsbörsen: SONW) held today, shareholders passed the following resolutions.

Adoption of annual report etc.
The AGM adopted the annual report including the income statement and the balance sheet as well as the consolidated income statement and the consolidated balance sheet for the 2001 financial year. It further agreed, in line with the board's proposal, that the accumulated deficit of SEK 113 812 640 should be carried forward. The board and CEO were discharged from liability for the 2001 financial year.

Election of board members etc.
Tommy Ekström, Lars Grönberg, Lennart Lübeck, Viesturs Vucins and Lars Windfeldt were re-elected as Board Members. It was further decided that the fees to the board should remain unchanged. Auditors' remuneration shall be according to approved invoice.

Change of the Articles of Association

The Meeting decided that paragraph 5 of the Articles of Association should be amended to read as follows: "The company's share capital shall be not less than SEK 8,000,000 and not more than SEK 32,000,000 ".

Song Networks, formerly Tele1 Europe is one of the leading data and telecommunications operators in the Nordic region. The Company provides solutions for data, internet, hosting and voice, to businesses in Sweden, Denmark, Finland and Norway. Song Networks is currently the only pan-Nordic operator investing in local access networks with broadband capacity. The Company has built local access networks in the largest cities in the Nordic region.

The access networks, which are linked by a long-distance network is one of the fastest data and internet super-highways in Europe, with an initial capacity for customers of up to one gigabit.

The Company was founded in 1995 in Sweden and has approximately 1,100 employees. The head office is located in Stockholm and there are an additional 33 offices located in the Nordic region.

Please visit us at www.songnetworks.net

Certain statements contained in this press release contain "forward-looking statements" within the meaning of the U.S. federal securities law. Such statements are based on the current expectations of the management of Song Networks Holding AB only, and performance is subject to risks, uncertainties and other factors that could cause actual results to differ materially from these statements. Such risks include, but are not limited to, adverse regulatory, technological or competitive developments; decline in demand for the company's services or products; inability to timely develop, introduce and market new technologies, products and services; pricing pressures resulting from competition; unforeseen construction delays; and the inability to successfully manage systems failures or shutdowns and service interruptions or reduced services to customers. For a more detailed discussion of such risks and uncertainties affecting the company, please refer to Song Networks Holding AB's reports that are filed from time to time with the U.S. Securities and Exchange Commission, including the company's annual report on Form 20-F and reports on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2002

By: /s/ Tomas Franzén

Name: Tomas Franzén

Title: President and Chief Executive Officer